Brandon Lombardi
Tel. 602.445.8335
Fax. 602.445.8679
LombardiB@gtlaw.com
April 2, 2010
VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM
Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Lauren Nguyen

Re:	Roadrunner Transportation Services Holdings, Inc. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-152504 Filed on March 4, 2010
Dear Ms. Nguyen:
          We express our appreciation for your review of Amendment No. 3 to the Registration Statement (“Amendment No. 3”) on Form S-1 of Roadrunner Transportation Systems, Inc., formerly known as Roadrunner Transportation Services Holdings, Inc. (the “Company”). On behalf of the Company, we are responding to comments on Amendment No. 3 provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 30, 2010. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type. To further facilitate the Staff’s review, the enclosed courtesy copies of Amendment No. 4 to the Registration Statement (the “Amendment”) have been marked in the margins to indicate the location of revisions made in response to the corresponding comment numbers.
Prospectus
Prospectus Summary
Our Business
1.	Staff Comment: Please define the term “non-asset based transportation” the first instance it appears in the prospectus.

Company Response: Pursuant to your request, the Company has revised the first paragraph of the prospectus summary to clarify the meaning of the term “non-asset based transportation” provider.
2.	Staff Comment: We note that you have removed narrative summary financial disclosure of your LTL and TL segments on page 1. Revise to provide such summary narrative disclosure as it may assist the investor in understanding your business operations.

Company Response: Pursuant to your request, the Company has revised the second and third paragraphs of the prospectus summary to provide summary narrative financial disclosure of its LTL and TL segments.

Securities and Exchange Commission
Attention: Lauren Nguyen
April 2, 2010

Well-Positioned to Capitalize on Acquisition Opportunities
3.	Staff Comment: Please revise to remove the marketing language in the second sentence of this subsection.

Company Response: Pursuant to your request, the Company has revised the second sentence of this subsection.
Summary Consolidated Financial and Other Data
4.	Staff Comment: Please expand the Statement of Operations Data here and on page 19 to also provide supplemental pro forma earnings (loss) per share data “as adjusted” for the most recent fiscal year (and any subsequent interim period that may be required in an amended filing) that gives effect to the proposed use of the net proceeds to repay your outstanding indebtedness. Repayment of the outstanding debt under GTS’ credit facility should be excluded from this computation. Please note that pro forma adjusted earnings per share should be based upon your “Pro forma diluted earnings (loss) per share available to common stockholders” (Note b) increased by the number of shares whose proceeds would be necessary to repay your outstanding debt. A footnote to the table should be provided explaining the computation of the pro forma earnings (loss) per share data.

Company Response: Pursuant to your request, the Company has revised the ‘Statement of Operations Data’ in “Summary Consolidated Financial and Other Data” on page 7 of the prospectus and in “Selected Consolidated Financial and Other Data” on page 19 of the prospectus to include a new line item for “pro forma earnings per share” data as adjusted to give effect to the proposed use of the net proceeds of the offering to repay a portion of the Company’s outstanding indebtedness. Additionally, the Company has included footnotes explaining the computation of such pro forma earnings per share data.

5.	Staff Comment: See the Consolidated Balance Sheet data section. Please reclassify the line item ‘Working capital’ under the caption “Other Data.” Also expand the line item ‘Total debt’ to parenthetically indicate current and long-term debt, and consider including as an additional line item the ‘Preferred stock subject to mandatory redemption.’ Please make similar revisions to ‘Selected Consolidated Financial and Other Data’ on page 19. Further, please ensure that the “As adjusted” column amounts and disclosures will be consistent with the “As adjusted” column in the Capitalization table on page 17; and if not, disclose the reasons for any differences.

Company Response: Pursuant to your request, the Company has revised the disclosure in “Summary Consolidated Financial and Other Data” on page 7 of the prospectus and in “Selected Consolidated Financial and Other Data” on page 19 of the prospectus to reclassify the line item ‘Working capital’ under the caption ‘Other Data.’ The Company has also expanded the line item ‘Total debt’ to parenthetically indicate that the amount includes current maturities, and has included as an additional line item ‘Series A preferred stock subject to mandatory redemption.’

Securities and Exchange Commission
Attention: Lauren Nguyen
April 2, 2010

Risk Factors
6.	Staff Comment: Please revise to add a risk factor related to the Bullet acquisition and its attendant risks.

Company Response: Pursuant to your request, the Company has included a new risk factor beginning on page 9 of the prospectus related to the Bullet acquisition.
Fluctuations in the price or availability of fuel
7.	Staff Comment: Revise the subheading and risk factor to indicate whether you are in the high or low cycles of fuel prices and supply so that investors may access the risk.

Company Response: Pursuant to your request, the Company has revised the subheading and risk factor on page 10 of the prospectus to disclose the high and low weekly diesel fuel prices between 2007 and 2009 and the current trend reflected by March 2010 weekly diesel fuel prices so that investors may better assess the risk an upward trend in fuel prices would have on the Company’s operations.
Capitalization
8.	Staff Comment: Consider including a line item for your balance sheet line item ‘Cash and cash equivalents.’ Also, expand the line item ‘Restricted cash’ to parenthetically disclose such amount is reflected in noncurrent assets, or provide this disclosure in note (a) to the table.

Company Response: Pursuant to your request, the Company has revised the disclosure under “Capitalization” on page 17 of the prospectus to include the line item ‘Cash and cash equivalents,’ and to expand note (b) to clarify that restricted cash is reflected in other noncurrent assets in the Company’s consolidated balance sheet.

9.	Staff Comment: In view of the number of adjustments required, and given the varying nature of the related transactions, please present these adjustments in more than one column to facilitate the readers’ understanding. For example, at a minimum, the GTS merger and repayment of the GTS debt might be separately presented. As a related matter, please tell us why no effect will be given to the common stock to be issued in the GTS merger (Note e) as you intend to give effect to the merger itself. We may have further comments upon review of your response.

Company Response: Pursuant to your request, the Company has revised the table to separately show the Company’s capitalization as of December 31, 2009 on an actual basis, as adjusted to reflect the offering, and as further adjusted to reflect the GTS merger.
Management’s Discussion and Analysis
Company Overview
10.	Staff Comment: We note from your correspondence letter dated March 4, 2010 that due to the increase in the size of your business and a decrease in the size of the business of GTS, that GTS no longer exceeds any of the thresholds set forth in Rule 3-05 of Regulation S-X and as a result, the Registration Statement on Form S-1, as amended, excludes audited historical financial statements of GTS along with pro forma financial statements that reflect the GTS merger. However, given the significance emphasis in the

Securities and Exchange Commission
Attention: Lauren Nguyen
April 2, 2010

filing on the impact that GTS will have on your business operations, including that GTS’ business will represent a separate business segment (see page 5), please provide us with your detailed computations in calculating significance using the three tests in Rule 1-02(w) of Regulation S-X. We note your disclosure of the amount of GTS revenues for 2009 and the expected revenue and operating income in 2010 disclosed on page 4. It is unclear as to whether GTS meets the definition of a significant subsidiary, for example, using the pre-tax income (loss) significance test. We also note your disclosure on page 32 that since 2009, GTS has made several complementary acquisitions; please also tell us the significance of any these GTS acquisitions.

Company Response: Pursuant to your request, Exhibit A hereto sets forth detailed computations of the significance of GTS using the three tests of significance in accordance with Rule 1-02(w) of Regulation S-X. As reflected in Exhibit A, the “Investment Test” yielded a significance of 7.7%, the “Asset Test” yielded a significance of 14.8%, and the “Income Test” yielded a significance of 10.9%.

Furthermore, because GTS is an entity under common control with the Company, the Company performed an additional significance test, referred to as the “Entity Under Common Control Ownership Test,” to determine the significance of the proposed number of shares to be issued to GTS stockholders in connection with the GTS merger, when compared to the total outstanding common stock of the Company as of December 31, 2009. The Company calculated this significance to be 21.4%.

The Company has performed the “Entity Under Common Control Ownership Test” using both the number of Company shares outstanding as of December 31, 2009 as the denominator and the number of Company shares outstanding after giving effect to the conversion of the Company’s Series B preferred stock, which resulted in a significance of 19.1%. The Company believes that the second test is more meaningful because the GTS merger is conditioned on the conversion of the Series B preferred stock.

Lastly, while not required in the significance tests under Rule 3-05 of Regulation S-X, the Company also considered the fact that GTS revenues for the year ended December 31, 2009 represent less than 8.0% of the Company’s revenues for the year ended December 31, 2009.

In conclusion, when using the second “Entity Under Common Control Test,” the probable acquisition of GTS is well below the fifty percent level and below the twenty percent level set forth in Regulation S-X. As a result, the Company does not believe that GTS financial statements or pro forma data are required to be included registration statement.
With respect to the significance of the recent acquisitions made by GTS, please see the following table summarizing such acquisitions:

		Purchase Price	Revenues for the
		(including contingent	year ended
Acquisition	Date	consideration)	December 31, 2008
MESCA Freight Services, LLC	September 15, 2009	$11,225,000	$10,300,000
Great Northern Transportation Services, Inc.	December 7, 2009	$1,900,000	$6,300,000
Alpha Freight Systems, Inc.	February 12, 2010	$2,000,000	$11,457,000
          Pursuant to your request, please see the table below reflecting the results of the three significance tests prescribed by Rule 1-02(w) of Regulation S-X for each of the three acquired businesses relative to GTS for 2008.

		Great Northern
	MESCA Freight	Transportation	Alpha Freight
Significance Test	Services, LLC	Services, Inc.	Systems, Inc.
Investment	38.2%	6.3%	6.6%
Asset	8.3%	2.6%	1.8%
Income	162.0%	27.0%	52.7%
          As the table above reflects, the historical pre-tax income of each of these businesses is large relative to GTS. Unlike the Company and GTS, however, which are both encumbered with significant indebtedness, each of these businesses was owner-operated and managed on a stand-alone basis with a debt free capital structure. Accordingly, the results of the pre-tax income tests are significantly disproportionate to the results of the other tests.
          In addition, the Company considered paragraph 2005.5 of the Division of Corporation Finance Financial Reporting Manual when determining whether financial information is required with respect to these businesses. Paragraph 2005.5 states:
“Acquiree of an Acquiree - The requirements of S-X 3-05 and S-X 8-04 apply to acquisitions made by the registrant or its predecessor(s). Those rules call for financial statements of the acquiree and its predecessor(s), if applicable. Financial statements of businesses recently acquired by the acquiree need not be filed unless their omission would render the acquiree’s financial statements misleading or substantially incomplete.”
          The Company does not believe that the omission of the financial statements for these businesses would render the Company’s filing misleading or substantially incomplete. In addition, the Company does not believe that these businesses will have a material impact on the Company’s ongoing consolidated operations. As a result, the prospectus does not include summary financial information or historical financial statements for these businesses.

Securities and Exchange Commission
Attention: Lauren Nguyen
April 2, 2010

11.	Staff Comment: We also note your disclosure in Note 2 to the audited financial statements that the December 2009 acquisition of Bullet Freight Systems, Inc. was not material for providing pro forma information in terms of net income. Please provide us with your detailed computations of the three significance tests under Rule 1-02(w) of Regulation S-X regarding this acquisition.

Company Response: Pursuant to your request, Exhibit B hereto sets forth detailed computations of the significance of the acquired operations of Bullet Transportation Services, Inc. using the three tests of significance in accordance with Rule 1-02(w) of Regulation S-X. As reflected in Exhibit B, the “Investment Test” yielded a significance of 10.6%, the “Asset Test” yielded a significance of 4.2%, and the “Income Test” yielded a significance of 2.1%. Because the acquisition of the operations of Bullet Transportation Services, Inc. does not exceed any of the significance thresholds under Rule 3-05 of Regulation S-X, the Company does not believe that Bullet financial statements or pro forma data are required to be included in the registration statement.

12.	Staff Comment: Please expand the second paragraph to state that LTL and TL brokerage businesses constitute your two operating segments as of December 31, 2009. If true, disclose that segment operating income is your primary profitability measure used by your chief operating decision maker in assessing segment performance and allocating resources.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 21 of the prospectus to state that LTL and TL brokerage businesses constitute the Company’s two operating segments as of December 31, 2009, and that segment operating income is the primary profitability measure used by the Company’s chief executive officer in assessing segment performance and allocating resources.
Results of Operations
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Depreciation and Amortization
13.	Staff Comment: Please expand your discussion regarding the trailers you own or lease that are not used to transport your customers’ freight. In this regard, please further describe the nature of the services you provide for local city pickup and delivery, and indicate how you recognize revenue from these services and how the related revenue and costs are reflected within your two operating segments. Please clarify in the business section of the filing that while you are a non-asset based provider of freight transportation, you do have a certain percentage of your business operations that is asset based, and describe therein. Consider disclosing the approximate number of trailers owned versus leased for each of the three years ended December 31, 2009.

Securities and Exchange Commission
Attention: Lauren Nguyen
April 2, 2010

Company Response: Pursuant to your request, the Company has revised the disclosure on page 24 of the prospectus to include the amount of depreciation related to the trailers owned by the Company and to clarify that the Company does not own any tractors or other powered transportation equipment used to transport its customers’ freight. The Company respectfully advises the Staff that the Company has revised the disclosure in the business section to better explain that the Company leases and owns trailers only in connection with its local pickup and delivery activities (and not its linehaul or other LTL operations), does not separately reflect the use of these trailers as a component of its pricing, and that the book value of these trailers is not material.
Net Income Available to Common Stockholders
14.	Staff Comment: Please expand to discuss the impact of the amount of the accretion on the Series B preferred stock to your net income (loss) available to common stockholders in fiscal year 2009. Please explain for an investor the reasons for the accretion amount and the impact the pending change in capitalization structure will have on the elimination of future accretions relating to this convertible preferred stock.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 24 of the prospectus to include the impact of the accretion of the Series B preferred stock on the Company’s net loss available to common stockholders. The revised disclosure also states that, upon completion of the offering, the shares of Series B preferred stock will be converted into shares of the Company’s common stock and such accretion will be eliminated as of the date of conversion.
Liquidity and Capital Resources
15.	Staff Comment: We note that you may be required to pay up to $3.5 million in contingent cash consideration pursuant to the February 2008 acquisition of the operating subsidiaries of GTS and $3.0 million to former owners of businesses that were recently acquired by GTS. Please revise, if applicable, to clarify whether the cash consideration will be from the proceeds of the current offering.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 26 of the prospectus to clarify that any contingent cash consideration will be paid using funds from the Company’s operations or borrowings under the Company’s contemplated new credit facility.

16.	Staff Comment: Please expand the second paragraph to provide more information as to your plans to seek to enter into a new revolving credit facility, given that the current one matures in 2012 and that as of December 31, 2009 you have $4.4 million available and that your discussion under ‘Use of Proceeds’ on page 16 does not provide for any discussion of a new credit facility in connection with retiring a significant amount of debt. In this regard, disclose whether you have any offers or commitments from lenders or your current lender to renew or enter into a new credit facility prior to or at the consummation of the offering, including the amounts and terms involved. Also, explain the reasons why management is considering a new credit facility and the type of financing it believes will allow the Company to fund its near and long-term plans of operation.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 26 of the prospectus to state that the Company intends to enter into a new credit facility in connection with the completion of the offering, and that borrowings under such contemplated new credit facility will be used to retire any Company debt remaining outstanding following the

Securities and Exchange Commission
Attention: Lauren Nguyen
April 2, 2010

application of offering proceeds, and all of GTS’ outstanding debt. The Company also revised the discussion under “Use of Proceeds” on page 16 of the prospectus to include appropriate reference to such new credit facility. Supplementally, please be advised that, as indicated by the new disclosure on page 27 of the prospectus, the Company anticipates that it will be able to include a description of a lender proposal or commitment letter, as well as the material terms of the contemplated new facility, in the preliminary prospectus that will be circulated to potential investors.
Subordinated Debt
17.	Staff Comment: Clarify in the second paragraph relating to the junior subordinated debt that your outstanding balance at December 31, 2009 was $16.8 million, which is net of an unaccreted discount of $3.0 million. Reference is made to the disclosure in the fifth paragraph under ‘Use of Proceeds’ on page 16.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 27 of the prospectus to state that at December 31, 2009 there was $16.8 million in aggregate principal amount of junior subordinated notes outstanding, net of an unaccreted discount of $3.0 million.
Critical Accounting Policies and Estimates
18.	Staff Comment: Expand your discussion of income taxes to further explain the positive factors as to why no valuation allowance has been recorded for your deferred tax assets at December 31, 2009 and 2008. To the extent you believe the gross federal net operating losses available are sufficient for this purpose, please explain why you believe you will generate future taxable income. Also, as goodwill represents a significant portion of your total assets, briefly discuss your analysis of the impact on book versus tax-basis treatment of goodwill.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 29 of the prospectus to include a description of the positive factors the Company considered when determining that a valuation allowance is not needed to be recorded against the Company’s recorded deferred tax assets at December 31, 2009 and 2008, to explain why the Company believes it will generate future taxable income, and to describe the impact that the Company’s goodwill book to tax basis differences have on such positive factors.

19.	Staff Comment: Expand your discussion of revenue recognition to explain why you recognize LTL revenue on a percentage of completion method as the various stages of the sales transaction are completed. In this regard, explain why this method is appropriate rather than to recognize revenue when delivery has occurred to the end user or to a designated shipping destination, similar to that of TL revenue recognition.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 29 of the prospectus to explain why the percentage of completion revenue recognition policy is appropriate for the Company’s LTL revenue stream and clarified the basis under which revenue and costs are determined. In addition, the Company respectfully advises the Staff that this method is consistent with other LTL carriers, including Arkansas Best Corporation, YRC Worldwide, Inc., Old Dominion Freight Line, Inc., JB Hunt Transport Services, Inc., and SAIA, Inc.

Securities and Exchange Commission
Attention: Lauren Nguyen
April 2, 2010

Domestic/International Air Carriers
20.	Staff Comment: Please disclose here, or in another appropriate place, the percentage of your operations which relies on domestic/international air carriers.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 40 of the prospectus to state that domestic/international air freight services generated less than 1% of the Company’s LTL operations revenue.
Management
21.	Staff Comment: Revise to remove marketing terms such as “vast” and “extensive” to describe the biographical descriptions of your directors and executive officers.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 46 of the prospectus to remove the terms “vast” and “extensive” from the biographical descriptions of the Company’s directors and executive officers.
Description of Capital Stock
Common Stock
22.	Staff Comment: Refer to the discussion under Common Stock. Please expand this section to also discuss your redeemable Class A common stock, including the issuance date and the price and terms of redemption. Discuss how you distinguished between issuances of Class A common stock that are redeemable and issuances of Class A common stock that are not redeemable. Disclose whether or not the redeemable Class A common shares will be impacted (or, alternatively, unaffected) by the transactions in connection with the IPO, including the change in your capitalization structure. Disclose the number of such Class A common shares issued and outstanding at December 31, 2009 and after giving effect to the IPO.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 65 of the prospectus to explain that certain of the shares of Class A common stock have been classified as “redeemable Class A common stock” and to reference Note 8 to the Company’s financial statements included in the prospectus so that investors can review this information in more detail. The revised disclosure also explains that such shares were issued to employees only and are subject to mandatory redemption in the event an employee holding such shares is terminated from employment with the Company due to such employee’s death or disability within seven years of the date of the issuance of such shares. In addition, the Company has included the number of shares of its new common stock that will be subject to mandatory redemption following the offering and the per share redemption price relating thereto. The Company respectfully advises the Staff that it has not included the number of such shares issued and outstanding at December 31, 2009 because the information contained in “Description of Capital Stock” reflects the reclassification of the Company’s common stock, and investors can obtain the “pre-classification” information in “Capitalization” and in the Company’s December 31, 2009 financial statements included in the prospectus.
Preferred Stock
23.	Staff Comment: Refer to the paragraph discussion of the Series A preferred stock. Please update or clarify this disclosure to indicate whether or not you will still be obligated to redeem the Series A preferred stock on November 30, 2012 if not earlier

Securities and Exchange Commission
Attention: Lauren Nguyen
April 2, 2010

redeemed. Disclose whether or not these shares will be impacted by the transactions in connection with the IPO, including the change in your capitalization structure. Disclose the number of such Series A preferred shares issued and outstanding at December 31, 2009 and after giving effect to the IPO. In this regard, we note that your first amendment to the Form S-1 included an adjustment for the redemption of the Series A preferred stock. However, no such adjustment is included in this amendment.
Company Response: Pursuant to your request, the Company has revised the disclosure on page 65 of the prospectus to include the number of shares of Series A preferred stock currently issued and outstanding and to clarify that all of such shares of Series A preferred stock will remain outstanding following the offering. In addition, the Company has revised the disclosure to state that the shares of Series A preferred stock and the rights and preferences governing such shares will not be impacted by the recapitalization events discussed in the prospectus.

24.	Staff Comment: Refer to the paragraph discussion of the Series B preferred stock. We note the disclosure that holders of the Series B preferred stock were entitled, in their sole discretion, to redeem the Series B preferred stock upon the occurrence of certain events. Please explain why you have not reflected the Series B preferred stock as redeemable preferred stock in your audited financial statements, similar to your classification of the Class A redeemable common stock. Reference is made to the requirements of Rule 5-02.27 of Regulation S-X. Further, disclose that all of the Series B preferred stock currently issued and outstanding will be converted into Class A common stock in connection with the IPO.

Company Response: Pursuant to your request, the Company respectfully advises the Staff that it has not reflected the Series B preferred stock as redeemable preferred stock in its audited financial statements because the Series B preferred stock may only be redeemed at the option of the holder upon certain circumstances, including, among other things, an IPO or sale of the Company (none of which are outside the control of the Company), unlike either (i) mandatorily redeemable preferred stock such as Series A preferred stock, which is mandatorily redeemable upon maturity, or (ii) the Company’s redeemable common stock, which by contract must be redeemed under certain circumstances that are not within the Company’s control. The Company has revised the disclosure on page 66 of the prospectus to state these items. Additionally, pursuant to your request, the Company has revised the disclosure to explain that all of the Series B preferred stock will be converted into shares of the Company’s newly created common stock in connection with the consummation of the offering.
Role of Our Compensation Committee
25.	Staff Comment: We note the disclosure in the last paragraph on page 67 that your board of directors determined the compensation of your chief executive officer and your chief executive officer determined the compensation of other executive officers. “Going forward,” we note that your compensation committee will determine executive officer compensation. Revise to clarify when you expect to change your compensation determination processes and procedures. If the change affects the 2010 compensation annual year, please state such.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 50 of the prospectus to explain that following the establishment of the Company’s compensation committee prior to the completion of the offering, the compensation committee will make executive officer compensation decisions, and that this change in the Company’s compensation determination processes will not affect 2010 compensation.

Securities and Exchange Commission
Attention: Lauren Nguyen
April 2, 2010

Financial Statements
Note 12. Income Taxes
26.	Staff Comment: See the table reconciling the statutory and effective income tax amounts Please explain the nature of the fiscal year 2009 tax credit amount, and explain the nature of the items in ‘other’ for fiscal year 2008.

Company Response: Pursuant to your request, the Company has amended its income tax footnote on page F-18 of the prospectus to provide greater detail on the tax credit item referenced in the Staff’s comment. In addition, the Company respectfully advises the Staff that there are no items included within the Company’s ‘other’ classification of its income tax provision for the year ended December 31, 2008 that are individually greater than $120,000. Those ‘other’ items primarily relate to changes in uncertain tax positions and changes in the federal income tax rate. The Company believes that the difference of $30,350 between $120,000 and $89,650 (which is calculated as five percent of the total federal statutory benefit amount of $1,793,000 for the year ended December 31, 2008) is insignificant.
Note 15. Segment Reporting
27.	Staff Comment: Please expand the disclosures to provide a reconciliation of operating income (loss) to pre-tax income (loss) for each period presented. Refer to FASB ASC 280-10-50-30(b).

Company Response: Pursuant to your request, the Company has revised the disclosure on page F-22 of the prospectus to provide a reconciliation of operating income (loss) to income (loss) before provision for income taxes for each period presented.
Exhibits Index
28.	Staff Comment: Please remove the words “form of” from the description of the legal opinion.

Company Response: Pursuant to your request, the Company has removed the words “form of” from the description of the legal opinion.
Exhibits 5.1
29.	Staff Comment: Please have counsel revise the opinion to separately state that the shares will be duly authorized.

Company Response: Pursuant to your request, counsel has revised the opinion to separately state that the shares will be duly authorized.
Age of Financial Statements
30.	Staff Comment: Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Company Response: The Company acknowledges that it will continue to observe the financial statement updating requirements set forth in Regulation S-X.

Securities and Exchange Commission
Attention: Lauren Nguyen
April 2, 2010

Consents of Independent Registered Public Accounting Firm
31.	Staff Comment: Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Company Response: Pursuant to your request, the Amendment contains a currently dated accountants’ consent and the Company acknowledges its obligation to keep manually signed consents on file for five years.
* * * * *
          Please note that the Company has included certain changes to the Amendment other than those in response to the Staff’s comments.
          The Company acknowledges your references regarding requests for acceleration of the registration statement, including to Rules 460 and 461. The Company will include the requested acknowledgments and will provide the Staff with adequate time after the filing of any amendment to the registration statement for further review before submitting a request for acceleration, and will provide any acceleration request at least two business days in advance of the requested effective date.
          Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8335 or Bruce Macdonough of our office at (602) 445-8305.

Sincerely,

/s/ Brandon Lombardi

Brandon Lombardi For the Firm
cc:	Beverly Singleton (w/enclosure) Mark DiBlasi (w/enclosure)

EXHIBIT A
S-X Acquisition Significance Analysis — GTS Merger

($ in 000’s)

Investment Test

Total book value of Group Transportation Services Holdings, Inc. as of December 31, 2009	$22,442
Total Roadrunner Transportation Systems, Inc. Assets as of December 31, 2009	$290,835

Significance of Acquiree	7.7%

Asset Test

Total Group Transportation Services Holdings, Inc. Assets as of December 31, 2009	$43,180
Total Roadrunner Transportation Systems, Inc. Assets as of December 31, 2009	$290,835

Significance of Acquiree	14.8%

Income Test

Absolute Value of Group Transportation Services Holdings, Inc. Pre-Tax Loss from Continuing Operations for the year ended December 31, 2009	$157
Roadrunner Transportation Systems, Inc. Five Year Average Pre-Tax Income from Continuing Operations*	$1,442

Significance of Acquiree	10.9%

Entity under Common Control Ownership Test

The Proposed Number of Roadrunner Transportation Systems, Inc. Shares of Common Stock to be Exchanged for all of the Outstanding Common Stock of Group Transportation Services Holdings, Inc.	21,635
Roadrunner Transportation Systems, Inc. Outstanding Common Stock as of December 31, 2009	101,195

Significance of Acquiree	21.4%

Entity under Common Control Ownership Test Pro Forma**

The Proposed Number of Roadrunner Transportation Systems, Inc. Shares of Common Stock to be Exchanged for all of the Outstanding Common Stock of Group Transportation Services Holdings, Inc.	21,635
Roadrunner Transportation Systems, Inc. Outstanding Common Stock	113,195

Significance of Acquiree	19.1%

*	For purposes of the “Income Test,” the Company used its average pre-tax income amount from its previous five annual reporting periods. The pre-tax income average amount included only the pre-tax income from the Company’s successor period during 2005. In accordance with Computational Note 2 of Rule 1-02(w)(3) of Regulation S-X, the Company believed this approach to be appropriate because the Company achieved positive pre-tax income from continuing operations for the year ended December 31, 2009 and has deemed that the Company’s successor period in 2005 is most appropriate to include based on the views expressed by the Staff at the June 20, 2006 Center for Audit Quality SEC Regulations Committee Joint Meeting with SEC Staff.

Five year average calculation:

	2009	2008	2007	2006	2005	Average

Roadrunner Transportation Systems, Inc. Pre Tax Income from Continuing Operations	$471	$(5,272)	$2,229	$1,867	$2,642

To Use Within Average Calculation (Discarding of Pre Tax Loss Amounts)	$471	$—	$2,229	$1,867	$2,642	$1,442

**	Pro forma to reflect conversion of 12,000 shares of Series B convertible preferred stock upon IPO.

EXHIBIT B
S-X Acquisition Significance Analysis — Bullet Acquisition

($ in 000’s)

Investment Test

Purchase Price of Bullet Transportation Services, Inc.	$27,205
Total Roadrunner Transportation Systems, Inc. Assets as of December 31, 2008	$255,881

Significance of Acquiree	10.6%

Asset Test

Total Bullet Transportation Services, Inc. Assets as of December 31, 2008	$10,751
Total Roadrunner Transportation Systems, Inc. Assets as of December 31, 2008	$255,881

Significance of Acquiree	4.2%

Income Test

Bullet Transportation Services, Inc. Pre Tax Income from Continuing Operations for the year ended December 31, 2008	$109
Absolute Value of Roadrunner Transportation Systems, Inc. Pre Tax Loss from Continuing Operations for the year ended December 31, 2008	$5,272

Significance of Acquiree	2.1%